

Mail Stop 7010

August 14, 2008

via U.S. mail and facsimile

Terry Lee, Chief Executive Officer
Heartland, Inc.
1501 Cumberland Gap Parkway
Middlesboro, KY 40965

> **RE: Heartland, Inc**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 000-27045**

Dear Mr. Lee:

We have reviewed your response letter dated July 23, 2008, and have the following additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management's Report on Internal Control over Financial Reporting, page 17

1. As discussed in prior comment 12, the language in your Form 10-KSB for the fiscal year ended December 31, 2007, and your Form 10-Q for March 31, 2008, may confuse investors as to your conclusion regarding the effectiveness of your internal control over financial reporting, as required by Item 308T(a)(3). Please amend your Form 10-KSB to clearly state management's conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a)(3) of Regulation S-B. Please ensure all amended and future filings include the latest certifications, as discussed in prior comment 13.

Liquidity and Capital Resources, page 14

2. From your response to prior comment 2, it is not clear whether you intend to expand your discussion of liquidity and capital resources. The discussion on page 14 of your Form 10-KSB is brief and is limited to mention of: the replacement of

officers, the development of a strategic plan, the evaluation of "certain substantial financing arrangements" and careful consideration of "other strategic initiatives." No detail is provided for the strategic plan, financing arrangements or other strategic initiatives. As such, the discussion does not appear to meet the basic requirements of Item 303 of Regulations S-B or S-K, including discussion of:

- Any known trends, events or uncertainties that have or are reasonably likely to have a material impact on the small business issuer's short-term or long-term liquidity;
- Internal and external sources of liquidity;
- Any material commitments for capital expenditures and the expected sources of funds for such expenditures.

Moreover, Section 607.02 of the Financial Reporting Codification states the requirements of Item 303 "are intended to and should elicit detailed cash flow discussions from any registrant whose independent accountant's report is qualified because of doubt about the entity's continued existence." Please revise the discussion in your amended Form 10-KSB (see comment above) to include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations during the twelve month period following the date of the financial statements being reported upon. This discussion should be updated as necessary on a quarterly basis. Please also refer to Section 501.03(a) of the FRC and SEC Release 33-8350.

Consolidated Statements of Cash flows, page F-5

3. We have read your response to prior comment 5 and are not clear how you intend to present cash flows from discontinued operations. The disclosure of cash flows from discontinued operations separately from cash flows from continuing operations is not required on the statements of cash flows. However, if you do separately present cash flows from discontinued operations, they must be appropriately classified as operating, investing or financing activities in accordance with SFAS 95. Please refer to SFAS 95 for guidance. A useful discussion of this topic can also be found in Joel Levine's speech at the AICPA Thirty-Third National Conference in December 2005. Please appropriately revise the statements of cash flows in your amended Form 10-KSB.

Note P – Discontinued Operations, page F-26

4. We have read your response to prior comment 9. In Exhibit B you state the gain was calculated based on the remaining obligation on your books less the net value of the assets of the individual departments. We remain unclear as to your accounting for discontinued operations and the calculation of the gain recognized in 2006 of $4 million. Please tell us:

   - how and when you disposed of the assets of Monarch and Evans;
   - the specific terms and conditions of your agreements and transactions with the former owners and other parties;
   - the legal resolution of the Monarch and Evans notes payable;
   - whether you will have continued involvement with Monarch or Evans, including financial obligations, assistance with company operations or consulting services;
   - how your accounting and gain recognition for discontinued operations is consistent with SFAS 144.

5. We have read your response to prior comment 10. We remain unclear as to your accounting for discontinued operations of the VIEs (Mundis, Windcrest and Parr) and the calculation of the gain recognized in 2006 of $2.9 million. Please address the following:

   - Please tell us how and when you disposed of the assets of each of the VIEs.
   - Tell us the specific terms and conditions of your agreements and transactions surrounding these VIEs.
   - Provide a narrative telling us what $2.3 million, $834,000, and $(279,000) represents for Mundis, Windcrest and Parr, respectively in Exhibit B;
   - Please tell us whether you will have continued involvement with any of the VIEs, including financial obligations, assistance with company operations or consulting services.
   - Please tell us how your accounting and gain recognition for discontinued operations is consistent with SFAS 144, FIN 46R and other authoritative guidance.

Item 8A and 8A(T) – Controls and Procedures, page 17

6. We have read your response to prior comment 11. Although you identified and corrected the material weakness in the current period, it remains unclear whether this error existed in prior periods but was corrected in a subsequent period. Please clarify when the error originated and tell us the impact of the error on reported revenue, income (loss) from continuing operations and net income (loss) for all affected quarterly and annual periods.

* * * *

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,
Terence O'Brien
Accounting Branch Chief